Mail Stop 3561

October 4, 2006

Mr. James C. Kneale
Chief Financial Officer
ONEOK Partners, L.P.
100 West Fifth Street
Tulsa, Oklahoma 74103-4298

        RE: ONEOK Partners, L.P.
                 Form 10-K for Fiscal Year Ended December 31, 2005
                 Filed March 7, 2006
                 Form 10-Q for Fiscal Quarter Ended March 31, 2006
                 File No. 1-12202

Dear Mr. Kneale:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       Jim Allegretto
                       Senior Assistant Chief Accountant